SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 19, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MARCH 10, 2015, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

1.         Date:              March 10, 2015.

2.         Time:              2:30 p.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, São Paulo, SP.

4.         Attendance:   Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Yoshiaki Nakano, Antonio Bernardo Vieira Maia, Luis Felix Cardamone Neto – Board Members and Claudia Maria Sarti – General Secretary to the Board of Directors.

5.         Matters Discussed: 5.10 – Election of Executive Officer – Pursuant to Article 19, item III of the Bylaws, the Board unanimously approved the election of Paulo Rogério Caffarelli, Brazilian, married, lawyer, bearer of Identity Document (RG) no. 33813902 - SSP/PR and inscribed in the roll of individual taxpayers (CPF/MF) under no. 442.887.279-87, with address at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, to the position of Executive Officer responsible the Company’s corporate areas, with a term of office coinciding with that of the other members of the Board of Executive Officers, i.e. terminating on July 3, 2015, said mandate to be extended until the investiture of his replacement. The Officer hereby elected has signed the Term of Investiture and has declared that he has not been convicted of any of the crimes envisaged by the law as preventing him from exercising commercial activities, pursuant to Article 147 of Law 6404/76. As a result, the Company’s Board of Executive Officers now consists of Benjamin Steinbruch – Chief Executive Officer; Enéas Garcia Diniz – Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer, Gustavo Henrique Santos de Sousa – Executive Officer, Paulo Rogério Caffarelli – Executive Officer and David Moise Salama – Investor Relations Executive Officer, all of whom with a term of office until July 3, 2015, said mandate to be extended until the investiture of their replacements.

I hereby certify that the resolutions transcribed herein are faithful in content to the original minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.